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Financial Investors Trust
1290 Broadway, Suite 1000
Denver, CO 80203

The RBB Fund, Inc.
615 East Michigan Street
Milwaukee, Wisconsin 53202

Re:	Agreement and Plan of Reorganization by and among The RBB Fund, Inc., Financial Investors Trust, and Emerald Mutual Fund Advisors Trust, dated May 5, 2025

Ladies and Gentlemen:

You have asked for our opinion as to certain federal income tax consequences of transactions contemplated in the above Agreement and Plan of Reorganization (the “Reorganization Agreement”).

Background

The Financial Investors Trust (“FIT”) is a Delaware statutory trust consisting of multiple investment portfolios, two of which are the Emerald Growth Fund and the Emerald Finance and Banking Innovation Fund (each, an “Old Fund”). The RBB Fund Inc. (“RBB”) is a Maryland corporation consisting of multiple investment portfolios, two of which are the Emerald Growth Fund and the Emerald Banking & Finance Evolution Fund (each, a “New Fund”). FIT and RBB are open-end investment management companies registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. Each New Fund is newly formed, has never commenced operations, and has no existing shareholders, assets, property or tax attributes.

On this date, each Old Fund will transfer all of its assets and liabilities to the corresponding New Fund in exchange for all current and outstanding shares in the corresponding New Fund (“New Fund Shares”). Each Old Fund will then distribute the corresponding New Fund Shares to the shareholders of Old Fund in exchange for all current and outstanding shares of the Old Fund (“the Old Fund Shares,” and the holders thereof the “Old Fund Shareholders”), in complete liquidation of each Old Fund, and the existence of each Old Fund will be terminated. All of the above steps with respect to each Old Fund and the corresponding New Fund will constitute a “Transaction.” After this date, each New Fund will continue the investment operations of the corresponding Old Fund.

For purposes of this opinion, we have relied on certain written representations of officers of FIT and RBB, copies of which are attached hereto, and have assumed those representations to be true. We have also assumed that the Reorganization Agreement and any other documentation related to the Transactions have been duly authorized and approved by any and all required parties, including the Old Fund Shareholders, and that all required and appropriate documents have been filed with the appropriate government agencies. We have further assumed that each Transaction shall occur and be carried out pursuant to the terms of the Reorganization Agreement without deviation therefrom, and that the representations and warranties in Section 4 of the Reorganization Agreement are true as of this date.

All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Reorganization Agreement.

Conclusions

Based upon the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Department regulations currently in effect, current published administrative positions of the Internal Revenue Service, and judicial decisions, and upon the assumptions and representations referred to herein and the documents provided to us by you (including the Combined Proxy Statement and Prospectus dated June 30, 2025 (the “Proxy-Prospectus”) and the Reorganization Agreement), and subject to the limitations set forth below, it is our opinion that, for federal income tax purposes:

(1)	each Transaction will constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and each Old Fund and each corresponding New Fund will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(2)	no Old Fund will recognize any gain or loss (a) upon the transfer of its assets to the corresponding New Fund in exchange solely for New Fund Shares and the assumption of the liabilities of the Old Fund or (b) upon the distribution of the New Fund Shares to the Old Fund Shareholders in exchange for their Old Fund Shares;

(3)	no New Fund will recognize any gain or loss upon the receipt of the assets of the corresponding Old Fund in exchange solely for New Fund Shares and the assumption of the liabilities of the Old Fund;

(4)	the tax basis in the hands of each New Fund of each asset of the corresponding Old Fund transferred to the New Fund in a Transaction will be the same as the basis of that asset in the hands of such Old Fund immediately before the Transaction, and each New Fund’s holding period for each such asset will include such Old Fund’s holding period therefor;

(5)	the Old Fund Shareholders will recognize no gain or loss upon their receipt of New Fund Shares in a Transaction;

(6)	the aggregate adjusted tax basis of the New Fund Shares received by each Old Fund Shareholder will equal the aggregate adjusted tax basis of the Old Fund Shares surrendered in exchange therefor, and the holding period of the New Fund Shares received by each Old Fund Shareholder will include the holding period of the Old Fund Shares surrendered in exchange therefor, provided that the Old Fund Shares are held by that shareholder as capital assets on this date; and

(7)	the taxable year of each Old Fund will not end on the Closing Date but will instead continue as the taxable year of the corresponding New Fund, and each New Fund will succeed to and take into account the tax attributes of the corresponding Old Fund described in Section 381(c) of the Code.

This opinion represents our best legal judgment, but it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court concerning the issues discussed herein. We express no opinion relating to any federal income tax matter except on the basis of the facts described above. We also express no opinion regarding (i) the federal income tax consequences of or related to any costs relating to the Transactions, except in relation to the qualification of the Transactions as a reorganization under Section 368(a) of the Code, or (ii) any tax consequences under foreign, state or local laws.

In issuing our opinion, we have relied solely upon existing provisions of the Code, existing final and proposed Treasury regulations thereunder, and current administrative positions and judicial decisions. Such laws, regulations, administrative positions and judicial decisions are subject to change at any time. Any such change could affect the validity of the opinion set forth above, and we are under no duty or obligation to update our opinion to reflect any changes or modifications made following delivery of this opinion. Also, future changes in federal income tax laws, regulations, and the interpretation thereof can have retroactive effect in a manner that could affect the validity of the opinion set forth above.

We hereby consent to the filing of the form of this opinion as an exhibit to the N-14 Registration Statement and to the reference to us under the heading “INFORMATION ABOUT THE REORGANIZATIONS – Federal Income Tax Consequences” in the Proxy-Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

By:
Name:
Title: